UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FirstSun Capital Bancorp

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

33767U107

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33767U107	Schedule 13G	Page 2 of 8

(1)	NAMES OF REPORTING PERSON Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011(1)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER

1,816,000
(6) SHARED VOTING POWER

0
(7) SOLE DISPOSITIVE POWER

1,816,000
(8) SHARED DISPOSITIVE POWER

0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,816,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.56%
(12)	TYPE OF REPORTING PERSON

OO

(1)	1,816,000 common shares held by the Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011. As of November 14, 2024, Max Alan Hale served as the trustee of the above named trust.

CUSIP No. 33767U107	Schedule 13G	Page 3 of 8

(1)	NAMES OF REPORTING PERSON Max Alan Hale Trust Agreement U/A/D 6/1/1996(1)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER

100
(6) SHARED VOTING POWER

0
(7) SOLE DISPOSITIVE POWER

100
(8) SHARED DISPOSITIVE POWER

0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%
(12)	TYPE OF REPORTING PERSON

OO

(1)	100 common shares held by the Max Alan Hale Trust Agreement U/A/D 6/1/1996. As of November 14, 2024, Max Alan Hale served as the trustee of the above named trust.

CUSIP No. 33767U107	Schedule 13G	Page 4 of 8

Item 1(a). Name of Issuer:

FirstSun Capital Bancorp (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

1400 16th Street, Suite 250

Denver, Colorado 80202

Item 2(a). Name of Person Filing:

The Statement is filed on behalf of the (i) Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011; and (ii) Max Alan Hale Trust Agreement U/A/D 6/1/1996 (each, a “Reporting Person” and collectively the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

1400 16th Street, Suite 250

Denver, Colorado 80202

Item 2(c). Citizenship:

Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011 is a trust existing in the State of Missouri.

Max Alan Hale Trust Agreement U/A/D 6/1/1996 is a trust existing in the State of Kansas.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e). CUSIP Number:

33767U107

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______

CUSIP No. 33767U107	Schedule 13G	Page 5 of 8

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount Beneficially Owned:

As of the close of business on November 14, 2024, the Reporting Persons beneficially owned an aggregate of 1,816,100 shares of the Issuer’s Common Stock. Specifically, as of the close of business on November 14, 2024:

i) The Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011, beneficially owned 1,816,000 shares of the Issuer’s Common Stock (the “MAH Family Trust”);

ii) The Max Alan Hale Trust Agreement U/A/D 6/1/1996, beneficially owned 100 shares of the Issuer’s Common Stock (the “MAH Trust”), which together with the shares of the Issuer’s Common Stock beneficially owned by the MAH Family Trust represented 1,816,100 shares of the Issuer’s Common Stock or 6.56% of the Issuer’s Common Stock outstanding.

(b) Percent of Class:

As of the close of business on November 14, 2024, the MAH Family Trust and the MAH Trust may be deemed to have beneficially owned 1,816,100 shares of the Issuer’s Common Stock or 6.56% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 27,666,854 shares of the Issuer’s Common Stock outstanding as of November 7, 2024, as per the information reported in the Issuer’s Form 10-Q filed on November 8, 2024.

(c) Number of shares as which such person has:

(i)	Sole power to vote or to direct the vote: 1,816,100

(ii)	Shared power to vote or to direct the vote: -0-.

(iii)	Sole power to dispose or to direct the disposition of: 1,816,100.

(iv)	Shared power to dispose or to direct the disposition of: -0-.

Max Alan Hale is the trustee of each of the MAH Family Trust and the MAH Trust. He may be deemed to have voting, investment, and dispositive power with respect to the securities described in this Schedule 13G. He owns no other securities of the Issuer.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, or either of them, is or are the beneficial owners of the shares for any other purpose than Section 13(d) and 13(g) of the Act, as amended. The Reporting Persons and Mr. Hale believe that they are not a “group” under Section 13(d) of the Act, and the filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are members of such a group.

CUSIP No. 33767U107	Schedule 13G	Page 6 of 8

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

See Exhibit I.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification.

Not Applicable. The Reporting Persons have not added any securities to their holdings since the effective date of the registration of the class of Issuer’s securities of Section 12(b) of the Exchange Act.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of November 14, 2024, by and among the Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011; and the Max Alan Hale Trust Agreement U/A/D 6/1/1996.

CUSIP No. 33767U107	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: November 14, 2024

Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011 /s/ Max Alan Hale
Name: Max Alan Hale Title: Trustee

Max Alan Hale Trust Agreement U/A/D 6/1/1996 /s/ Max Alan Hale
Name: Max Alan Hale Title: Trustee

CUSIP No. 33767U107	Schedule 13G	Page 8 of 8

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.0001 per share, of FirstSun Capital Bancorp, a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 14, 2024

Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011 /s/ Max Alan Hale
Name: Max Alan Hale Title: Trustee

Max Alan Hale Trust Agreement U/A/D 6/1/1996 /s/ Max Alan Hale
Name: Max Alan Hale Title: Trustee